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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Intersects 161 metres of 1.28 g/t gold-equivalent at Island Mountain Prospect, Whistler Project, Alaska

Vancouver, BC – October 6, 2011: Kiska Metals Corporation (“Kiska" or "the Company”) reports further drill holes from Island Mountain at the Whistler Project, 160 km northwest of Anchorage, Alaska. Results include hole IM11-020 in the Breccia Zone, which averaged 1.28g/t gold-equivalent over 161 metres. This result from section 7,750N helps to define a zone of copper and gold mineralization that measures approximately 300 metres east-west and over 400 metres vertically. In addition, hole IM11-026, a further 100 metres north of IM11-020, returned an interval of 127.0 metres of 0.76 g/t gold-equivalent, indicating a potential transition to gold-dominant mineralization to the north in the breccia zones.

Island Mountain Breccia Zone Drilling

IM11-020 was collared at the same location as recently reported hole IM11-018, which intersected a broad interval of gold-copper mineralization (375 m averaging 0.42g/t gold, 1.50g/t silver and 0.07% copper, including 135 metres averaging 0.73g/t gold, 2.5g/t silver, 0.11% copper). IM11-20, drilled toward the east and beneath hole IM10-018 at an inclination of -62 degrees. The higher grade section of the hole (161 m averaging 1.00 g/t gold, 2.29 g/t silver and 0.12% copper or 1.28 g/t gold-equivalent) lies within a 344.0 m interval that averaged 0.56 g/t gold, 1.62 g/t silver and 0.08% copper, or 0.75 g/t gold-equivalent. Drilling on section 7,750N has now outlined mineralization approximately 300 metres in true width to a depth of 500 metres from surface.

Hole IM11-020 (Section 6,847,750 N, “7,750N”)

	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-020	136.0	480.0	344.0	0.56	1.62	0.08	0.75
Including	180.0	439.0	259.0	0.71	1.87	0.10	0.94
Including	222.0	383.0	161.0	0.99	2.40	0.12	1.28

Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Hole IM11-026 represents the first results from holes drilled on section 7,850N located 100 metre north of section 7,750N. Hole IM11-026 contained an upper interval that averaged 0.76 g/t gold-equivalent over 127.0 metres within a broad 257.0 metre zone that averaged 0.48 g/t gold-equivalent. This upper zone is associated with hydrothermal and igneous matrix breccias. Low grade intervals that averaged 0.24 g/t and 0.25 g/t gold over 42.5 and 54.0 metres, respectively, are associated with disseminated and vein pyrrhotite mineralization that persists to the east of the main breccia axis.

Hole IM11-026 (Section 6,847,850 N, “7,850N”)

	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-026	9.0	266.0	257.0	0.45	0.57	0.01	0.48
Including	139.0	266.0	127.0	0.74	0.50	0.01	0.76
	335.0	377.5	42.5	0.24	0.50	0.04	0.32
	491.0	545.0	54.0	0.25	0.34	0.02	0.29

Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Holes IM11-022 and IM11-024, both collared from the same location and 180 metres west of and beneath the discovery hole IM09-001 m (Section 7,650N) were to test for possible down dip continuation of the gold-copper bearing breccias and gold-bearing disseminated/vein pyrrhotite zones. Hole IM11-024 drilled at an inclination of -45 degrees intersected gold-bearing disseminated/vein pyrrhotite mineralization for much of its length including 101 metres averaging 0.61 g/t gold-equivalent, yet did not intersect significant widths of breccia. Hole IM11-022, inclined at -60 degrees, also failed to intersect significant widths of breccia with the bottom of the hole being dominated by a footwall section of hornfels sediments with minor vein pyrrhotite-pyrite mineralization, containing pervasive, low grade gold mineralization. These holes are interpreted to be beneath the steeply north-dipping southern contact of the main breccia body.

Hole IM11-022  (Section 6,847,650 N, “7,650N”)

	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-022	205.0	238.1	33.1	0.27	0.60	0.03	0.34
and	286.0	328.0	42.0	0.34	0.44	0.01	0.37
and	506.0	533.0	27.0	0.19	1.22	0.06	0.33
IM11-024	15.0	461.0	446.0	0.26	0.82	0.03	0.33
Including	184.0	247.8	63.8	0.31	0.43	0.02	0.35
Including	357.0	458.0	101.0	0.55	0.56	0.03	0.61

Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Results from holes on sections 7,600N, 7,650N (Holes IM11-22, 24), 7,750N (IM10-013, IM11-018, 020) and 7,850N suggest that the breccia zones and peripheral gold-bearing pyrrhotite zones are situated above a floor or footwall of hornfels sediments plunging shallowly to the north and that these gold-copper and gold zones may also plunge likewise to the north. Results from holes on section 7,750N (IM10-013, IM11-018, 020) demonstrate a strong gold-copper system that extends at least 100m south, whereas hole IM11-026 on section 7,850N indicates a transition to essentially gold-only mineralization in association with breccias to the north. By their nature breccias and structural gold systems can be expected to be irregular in form and because of this drilling is continuing, stepwise to the north, on approximate 50m sections.

“These results demonstrate a broad and deep gold-copper system that is impressive in its strength and complexity,” comments Mark Baknes, Vice President of Exploration for Kiska Metals. “Island Mountain is emerging as a significant target at the Whistler Project.”

Kiska continues to expand beyond the 23 holes completed thus far with plans to continue with two drill rigs at Island Mountain as long as weather conditions allow. A total of 9,700 metres of drilling have been completed at Island Mountain, largely on east-west oriented drill sections spanning a north-south strike extent of approximately 700 metres. This area of focus is defined by expansive areas of gold-copper-bearing breccia-style and peripheral gold-bearing disseminated and vein pyrrhotite-style mineralization. Analytical results for up to 15 more holes are anticipated over the following weeks. Plan maps and cross sections can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=405126.

In addition to the results pending from Island Mountain, complete assays have yet to be received for targets in the Whistler Orbit (Raintree West, North and South targets and the Rainmaker target) as well as three holes completed at the Muddy Creek target. Results are expected to be released in groups based on target areas.

Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper).  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

Island Mountain Drill Hole Plan

KISKA METALS CORPORATION

N
Legend
2011 DDH Assays Pending
2011 DDH Results Released
Pre-2011 DDH Results Released
Reported Composite Interval
Newly Released Composite Interval
Interpreted Surface Extent of Breccia Assoc. Au-Cu Mineralization
Interpreted Surface Extent of Pyrrhotite Assoc. Au Mineralization
Topographic Contours (50 meters)
IM11-033
IM11-035
Late Mineral Intrusive
Hornfels
IM11-032
IM10-015
IM11-030
IM11-028
IM11-029
IM11-031
Hydrothermal Breccia
Hornfels
Hornfels
IM11-026
IM11-034
IM10-008
IM10-009
IM11-018
IM11-020
IM11-036
IM10-013
IM11-016
IM10-011
IM10-010
IM10-004
IM10-012
IM11-024
IM11-022
IM09-001
Coarse-grained Monzonite
IM10-006
IM10-007
IM11-019
IM11-017
IM11-027
200 meters

Island Mountain

KISKA
METALS CORPORATION

Section 6847750N (Looking North)
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5
IM11-036 (Assays Pending)
Diorite
Diorite
IM10-013
IM11-018
IM11-020
IM11-016
Hornfels
Hornfels
100 meters
Intrusive Breccia
Hydrothermal Breccia
Breccia Assoc. Gold and Copper
Pyrrhotite Assoc. Gold

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-020	1	344.0	0.56	1.41	0.08	0.75
IM11-020	2	161.0	1.00	2.29	0.12	1.27

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM10-013	3	362.0	0.557	2.0	0.11	0.82
IM10-013	4	252.0	0.707	2.6	0.15	1.05
IM11-018	5	375.0	0.42	1.50	0.07	0.57
IM11-018	6	135.0	0.73	2.49	0.11	1.00

Island Mountain

KISKA METALS CORPORATION

Section 6847850N (Looking North)
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5
Breccia Assoc. Gold and Copper
Hornfels
Hydrothermal Breccia
Pyrrhotite Assoc. Gold
Diorite
Coarse-grained Monzonite
Diorite
IM10-008
IM10-009
IM11-034 (Assays Pending)
IM11-026
100 meters
Hornfels

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM10-008	5	23.3	0.23	1.03	0.04	0.33
IM10-008	6	59.0	0.29	0.40	0.02	0.34
IM10-008	7	87.6	0.73	0.45	0.02	0.77
IM10-008	Incl. 8	54.0	1.04	0.29	0.01	1.07
IM10-009	9	93.6	0.31	0.66	0.02	0.35
IM10-009	10	31.2	0.31	1.08	0.05	0.42
IM10-009	11	88.6	0.33	1.48	0.04	0.43

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-026	1	257.0	0.45	0.57	0.01	0.48
IM11-026	Incl. 2	127.0	0.74	0.50	0.01	0.76
IM11-026	3	42.5	0.24	0.50	0.04	0.32
IM11-026	4	54.0	0.25	0.34	0.02	0.29

Island Mountain

KISKA METALS CORPORATION

Section 6847650N (Looking North)
Breccia Assoc. Gold and Copper
Pyrrhotite Assoc. Gold
Hydrothermal Breccia
Diorite
Coarse-grained Monzonite
Hornfels
IM10-002
IM09-001
IM11-024
IM10-004
IM11-022
100 meters
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-022	1	33.1	0.27	0.60	0.03	0.34
IM11-022	2	42.0	0.34	0.44	0.01	0.37
IM11-022	3	27.0	0.19	1.22	0.06	0.33
IM11-024	4	446.0	0.26	0.82	0.03	0.33
IM11-024	5	101.0	0.55	0.56	0.03	0.61

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM09-001	6	382.9	0.68	1.53	0.10	0.90
IM09-001	7	150	0.72	2.46	0.16	1.09
IM09-001	8	106.9	1.22	0.87	0.05	1.33
IM10-004	9	129.8	0.70	2.53	0.16	1.07
IM10-004	10	151.6	0.78	0.82	0.03	0.86
IM10-012	11	43.8	0.17	1.88	0.10	0.41
IM10-012	12	19.0	0.35	2.33	0.10	0.58
IM10-012	13	19.0	0.67	0.28	0.01	0.69